UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   PARKER, PATRICK S.
   17325 EUCLID AVENUE
   CLEVELAND, OH  44112
   USA
2. Issuer Name and Ticker or Trading Symbol
   PARKER-HANNIFIN CORPORATION
   PH
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   November, 1996
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)
   CHAIRMAN OF THE BOARD
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common stock               |(1)   |B*  |V|19.8552           |A  |(1)        |122,243.4041(2)    |I     |(1)                        |
-----------------------------------------------------------------------------------------------------------------------------------|
Common stock               |11/25/|M   | |31,007(3)         |A  |$17.67     |548,906            |D     |                           |
                           |96    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common stock               |11/25/|M   | |29,706(4)         |A  |$18.67     |548,906            |D     |                           |
                           |96    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common stock               |11/27/|S   | |2,000             |D  |$41.125    |548,906            |D     |                           |
                           |96    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common stock               |11/27/|S   | |18,000            |D  |$41.00     |548,906            |D     |                           |
                           |96    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common stock               |8/22/9|A(5)|V|5,050             |A  |(5)        |548,906            |D     |                           |
                           |6     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Option to buy         |$17.67  |11/25|M   | |54,000     |D  |2/01/|1/31/|Common stock|54,000(|(6)    |0           |D  |            |
                      |        |/96  |    | |           |   |92   |01   |            |3)     |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option to buy         |$18.67  |11/25|M   | |54,000     |D  |7/15/|7/14/|Common stock|54,000(|(6)    |0           |D  |            |
                      |        |/96  |    | |           |   |93   |02   |            |4)     |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) During the period January 1, 1996, through June 30, 1996, Mr. Parker acquired shares in the Parker-Hannifin Corporation Retirement Savings Plan, a Rule 16b-3 plan, as follows: (a) 9.3471 shares through the reinvestment of dividends at an average cost of $37.6919 per share; and (b) 10.5081 shares through matching contributions by the Corporation at an average cost of $41.4005 per share.
(2) As of June 30, 1996, the most recent date for which information is available.
(3) "Pyramid" stock option exercise resulting in net acquisition of 31,008 shares.
(4) "Pyramid" stock option exercise resulting in net acquisition of 29,708 shares.
(5) Award of stock under the Corporation's 1993 Stock Incentive Program in a transaction exempt under Rule 16b-3(d).
(6) Granted under the Parker-Hannifin Corporation Employee Stock Option
Plan.
SIGNATURE OF REPORTING PERSON
Thomas L. Meyer, Attorney-in-Fact
DATE
December 10, 1996